SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 24, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                      (Continued on the following pages)

                              (Page 1 of 9 Pages)

**FOOTNOTES**

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 9
CUSIP No.  901637
  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David T. Chase

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            100,000 shares, to the extent that the reporting person
   SHARES              has been temporarily transferred voting power over such
 BENEFICIALLY          shares
OWNED BY EACH
  REPORTING       8    SHARED VOTING POWER
   PERSON              0 shares
    WITH
                  9    SOLE DISPOSITIVE POWER
                       100,000 shares, to the extent that the reporting person has been temporarily transferred dispositive power over such shares

                 10    SHARED DISPOSITIVE POWER
                       700,000 shares

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000 shares, to the extent that the reporting person has been temporarily transferred dispositive power and voting power over 100,000 of such shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.7% (see Row 11, above)

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated September 26, 1997, as previously amended by Amendment No. 1 thereto dated December 8, 1997 (the "Prior Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On December 24, 1997, the reporting person borrowed 100,000 shares of Common Stock (the "Borrowed Securities") from his spouse, Rhoda
L. Chase, pursuant to a loan agreement (the "Loan Agreement") dated December 24, 1997, between the reporting person and Rhoda L. Chase. In exchange for Rhoda L. Chase lending such shares of Common Stock, the reporting person has agreed to pay quarterly to Rhoda L. Chase a service fee (the "Service Fee") equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities prorated over the number of days the Loan Agreement is in effect. The terms of the Loan Agreement are more fully described in Item 6 hereof. The reporting person intends to use his personal funds to pay the Service Fee.

     Rhoda L. Chase purchased an aggregate of 50,000 shares of Common Stock in open market transactions from January 7, 1998 through January 22, 1998. Rhoda L. Chase holds such shares of Common Stock in the brokerage account to which her Trading Authorization described in the Prior Schedule 13D relates. All such transactions are set forth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $2,164,439. The funds to purchase such shares of Common Stock were personal funds of Rhoda L. Chase. The reporting person is a beneficial owner of such shares.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding all of the shares of Common Stock owned by him for investment purposes. The reporting person has pledged the Borrowed Securities to secure a loan with Comerica Bank pursuant to a security agreement (the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in Item 6 hereof. Based on his ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to him, offers for his shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of his present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person may be deemed to beneficially own 800,000 shares of Common Stock (including the 100,000 shares of Common Stock the reporting person borrowed pursuant to the Loan Agreement), representing approximately 5.7% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the 200,000 shares of Common Stock, or 1.4% of the Common Stock reported to be outstanding as of September 30, 1997, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family. American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. The reporting person, his son, Arnold L. Chase, and his daughter, Cheryl A. Chase, are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by the reporting person (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     (b) As described in greater detail in Item 6 hereof, the reporting person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the 100,000 shares of Common Stock he has borrowed from Rhoda L. Chase during the term of the Loan Agreement. The reporting person does not have the shared power to vote or direct the vote of any shares of Common Stock. The reporting person shares the power to dispose or to direct the disposition of (i) 250,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries, with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Cheryl A. Chase is Vice President and General Counsel of DTCE. Arnold L. Chase is Executive Vice President of DTCE. Cheryl A. Chase and Arnold L. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. Rhoda L. Chase, Cheryl A. Chase and Arnold L. Chase are citizens of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, none of Rhoda L. Chase, Cheryl A. Chase, Arnold L. Chase or the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of Rhoda L. Chase, Cheryl A. Chase, Arnold L. Chase or the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person during the past 60 days, other than the transaction described in Item 3 hereof, are set forth on Schedule I, which is incorporated herein by reference. All such transactions set forth on
Schedule I hereto were open market purchases of Common Stock.

     (d) As described in greater detail in Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 100,000 shares of Common Stock the reporting person has borrowed from Rhoda L. Chase during the term of the Loan Agreement. Each of the reporting person and, with respect to the (i) 250,000 shares of Common Stock owned by Rhoda
L. Chase, Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, all of the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting has person has borrowed the Borrowed Securities from Rhoda L. Chase pursuant to the Loan Agreement. Under the terms of the Loan Agreement, the reporting person has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Loan Agreement. In exchange for Rhoda L. Chase's lending the Borrowed Securities to the reporting person, the reporting person is to pay Rhoda L. Chase the Service Fee. In addition, the reporting person is to pay to Rhoda L. Chase any cash dividends or distributions declared on the Borrowed Securities during the term of the Loan Agreement. Upon the termination of the Loan Agreement, the reporting person is to deliver to Rhoda L. Chase securities that are identical in kind and amount to the Borrowed Securities loaned under the Loan Agreement and including all dividends and distributions in the form of stocks, rights, warrants or other securities which UI makes during the term of the Loan Agreement. The Loan Agreement is to terminate December 31, 2001 unless terminated sooner by one of the parties pursuant to the terms of the Loan Agreement.

     The reporting person has pledged the Borrowed Securities to secure a loan with Comerica Bank ("Comerica") pursuant to the Security Agreement. In connection with the Security Agreement, the reporting person has executed and delivered to Comerica Securities, Inc. ("CSI"), the brokerage company through which he holds the Borrowed Securities, a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account (the "Notice to Financial Intermediary") dated December 30, 1997, informing CSI of the pledge and instructing CSI (i) not to sell, transfer or take any other action with respect to the Borrowed Securities until it receives written instructions to the contrary from Comerica and (ii) to follow the instructions of Comerica with respect to the Borrowed Securities.

     The foregoing description of the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary is subject to, and is qualified in its entirety by reference to the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary, each of which is filed as an exhibit to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Loan Agreement

          (2)  Security Agreement

          (3)  Notice to Financial Intermediary

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 10, 1998              /s/ David T. Chase
                                         David T. Chase

SCHEDULE I

Transactions in The United Illuminating Company
Common Stock by Rhoda L. Chase



         Date                    Action                   Price                   Shares
       01/07/98                    Buy                    43.543                   9,500
       01/08/98                    Buy                    43.000                   1,000
       01/09/98                    Buy                    43.392                  14,500
       01/12/98                    Buy                    42.669                   6,000
       01/15/98                    Buy                    42.982                   6,000
       01/16/98                    Buy                    43.813                     500
       01/20/98                    Buy                    43.232                   3,500
       01/21/98                    Buy                    43.228                   7,000
       01/22/98                    Buy                    43.188                   2,000
         TOTAL                                           389.047                  50,000